EXHIBIT 99.1

Equinor ASA: Michael Lewis leaves the board of directors of Equinor

Michael Lewis has informed that he will resign from his position as member of the board of directors in Equinor ASA with effect as of 16 March 2023 in order to avoid potential conflict of interests following his appointment as CEO in Uniper SE. His commencement date as CEO in Uniper SE has not yet been announced.

The nomination committee in Equinor ASA will initiate its search for a new board member, to allow for the corporate assembly to conduct a by-election when the nomination committee’s recommendation is ready. Jarle Roth is chair of the nomination committee in Equinor.

Contacts:

  Jarle Roth, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office,
  Sissel Rinde, +47 412 60 584

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act